Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2023

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2023
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	70582.61	67698.39	42707.77	186867.81	116466.19	161585.55
	a) Interest / discount on advances / bills	56772.58	54294.50	33641.41	149075.03	91453.08	127095.86
	b) Income on investments	12215.78	11639.51	8039.22	32766.53	22934.72	31311.16
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	376.07	412.91	231.66	1580.83	688.14	996.79
	d) Others	1218.18	1351.47	795.48	3445.42	1390.25	2181.74
2	Other Income	11137.04	10707.84	8499.84	31074.74	22483.65	31214.83
3	Total Income (1)+(2)	81719.65	78406.23	51207.61	217942.55	138949.84	192800.38
4	Interest Expended	42111.27	40313.16	19719.94	107412.17	52975.78	74743.31
5	Operating Expenses (i)+(ii)	15961.08	15399.19	12463.60	45417.18	34189.98	47652.09
	i) Employees cost	5351.76	5170.19	4126.23	15304.02	11150.30	15512.36
	ii) Other operating expenses	10609.32	10229.00	8337.37	30113.16	23039.68	32139.73
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	58072.35	55712.35	32183.54	152829.35	87165.76	122395.40
7	Operating Profit before provisions and contingencies (3)-(6)	23647.30	22693.88	19024.07	65113.20	51784.08	70404.98
8	Provisions (other than tax) and Contingencies (Refer note 8)	4216.64	2903.83	2806.44	9980.50	9234.30	11919.67
9	Exceptional Items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	19430.66	19790.05	16217.63	55132.70	42549.78	58485.31
11	Tax Expense (Refer note 12)	3058.12	3813.94	3958.14	10832.28	10488.52	14376.60
12	Net Profit from ordinary activities after tax (10)-(11)	16372.54	15976.11	12259.49	44300.42	32061.26	44108.71
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	16372.54	15976.11	12259.49	44300.42	32061.26	44108.71
15	Paid up equity share capital (Face Value of ₹ 1/- each)	759.25	758.18	557.68	759.25	557.68	557.97
16	Reserves excluding revaluation reserves						279641.05
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.39%	19.54%	17.66%	18.39%	17.66%	19.26%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.58	21.13	21.99	64.06	57.65	79.25
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.49	21.02	21.89	63.74	57.40	78.89
	(iv) NPA Ratios:
	(a) Gross NPAs	31011.67	31577.89	18763.90	31011.67	18763.90	18019.03
	(b) Net NPAs	7664.10	8072.79	5024.27	7664.10	5024.27	4368.43
	(c) % of Gross NPAs to Gross Advances	1.26%	1.34%	1.23%	1.26%	1.23%	1.12%
	(d) % of Net NPAs to Net Advances	0.31%	0.35%	0.33%	0.31%	0.33%	0.27%
	(v) Return on assets (average) - not annualized	0.49%	0.50%	0.56%	1.49%	1.54%	2.07%
	(vi) Net worth	415154.14	397232.31	260399.35	415154.14	260399.35	273063.04
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	1.28	1.25	0.28	1.28	0.28	0.39
	(x) Total Debts to Total Assets	21.12%	20.98%	9.18%	21.12%	9.18%	8.38%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2023
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	14664.82	15897.67	9550.78	41100.36	24840.37	34322.91
b)	Retail Banking:	64774.11	60859.02	35301.86	168572.61	102112.63	142273.15
	(i) Digital Banking*	0.94	0.76	0.13	2.32	0.13	0.64
	(ii) Other Retail Banking	64773.17	60858.26	35301.73	168570.29	102112.50	142272.51
c)	Wholesale Banking	49743.78	47298.62	26419.27	126774.31	66739.52	94366.08
d)	Other Banking Operations	7511.34	7270.03	6567.35	21731.46	19001.56	25979.31
e)	Unallocated	—	—	—	—	—	—
	Total	136694.05	131325.34	77839.26	358178.74	212694.08	296941.45
	Less: Inter Segment Revenue	54974.40	52919.11	26631.65	140236.19	73744.24	104141.07

	Income from Operations	81719.65	78406.23	51207.61	217942.55	138949.84	192800.38

2	Segment Results
a)	Treasury	1883.46	1823.49	774.94	5061.85	1053.37	2096.49
b)	Retail Banking:	5725.88	5938.60	4409.06	15233.54	10187.06	14163.54
	(i) Digital Banking*	(0.29)	(0.31)	(0.48)	(0.92)	(0.48)	(0.85)
	(ii) Other Retail Banking	5726.17	5938.91	4409.54	15234.46	10187.54	14164.39
c)	Wholesale Banking	9876.77	9804.87	8494.35	28529.83	25082.86	33641.99
d)	Other Banking Operations	2745.95	2774.38	2551.64	8278.22	6736.39	9684.53
e)	Unallocated	(801.40)	(551.29)	(12.36)	(1970.74)	(509.90)	(1101.24)

	Total Profit Before Tax	19430.66	19790.05	16217.63	55132.70	42549.78	58485.31

3	Segment Assets
a)	Treasury	759245.15	792505.41	657488.34	759245.15	657488.34	641108.56
b)	Retail Banking:	1362925.61	1317256.52	671266.56	1362925.61	671266.56	756068.77
	(i) Digital Banking*	54.05	46.87	23.61	54.05	23.61	40.22
	(ii) Other Retail Banking	1362871.56	1317209.65	671242.95	1362871.56	671242.95	756028.55
c)	Wholesale Banking	1260248.89	1203671.34	874941.45	1260248.89	874941.45	973689.82
d)	Other Banking Operations	91673.50	86225.63	78139.56	91673.50	78139.56	80748.70
e)	Unallocated	18545.76	16651.31	13469.41	18545.76	13469.41	14465.63

	Total	3492638.91	3416310.21	2295305.32	3492638.91	2295305.32	2466081.48

4	Segment Liabilities
a)	Treasury	154374.88	134012.31	97749.05	154374.88	97749.05	73308.77
b)	Retail Banking:	1912201.02	1856023.26	1483709.86	1912201.02	1483709.86	1590732.52
	(i) Digital Banking*	58.12	50.01	24.20	58.12	24.20	41.66
	(ii) Other Retail Banking	1912142.90	1855973.25	1483685.66	1912142.90	1483685.66	1590690.86
c)	Wholesale Banking	950277.47	966734.78	397124.07	950277.47	397124.07	464552.76
d)	Other Banking Operations	7030.03	7472.52	6643.67	7030.03	6643.67	7018.64
e)	Unallocated	46455.70	47037.50	42536.25	46455.70	42536.25	50269.77

	Total	3070339.10	3011280.37	2027762.90	3070339.10	2027762.90	2185882.46

5	Capital and Reserves	422299.81	405029.84	267542.42	422299.81	267542.42	280199.02

6	Total (4)+(5)	3492638.91	3416310.21	2295305.32	3492638.91	2295305.32	2466081.48

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.12.2023	As at 31.12.2022	As at 31.03.2023
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	759.25	557.68	557.97
Reserves and Surplus	421540.56	266984.74	279641.05
Deposits	2213977.00	1733203.98	1883394.65
Borrowings	737698.82	210762.10	206765.56
Other Liabilities and Provisions	118663.28	83796.82	95722.25

Total	3492638.91	2295305.32	2466081.48

ASSETS
Cash and Balances with Reserve Bank of India	127874.74	94772.89	117160.77
Balances with Banks and Money at Call and Short notice	49579.05	24425.37	76604.31
Investments	674931.44	527276.67	517001.43
Advances	2446075.66	1506809.31	1600585.90
Fixed Assets	10365.46	6914.27	8016.55
Other Assets	183812.56	135106.81	146712.52

Total	3492638.91	2295305.32	2466081.48

2

The above financial results have been approved by the Board of Directors at its meeting held on January 16, 2024. The financial results for the quarter and nine months ended December 31, 2023 have been subjected to a "Limited Review" by the joint statutory auditors of the Bank.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2023. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited ("eHDFC Investments") and erstwhile HDFC Holdings Limited ("eHDFC Holdings"), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the quarter and nine months ended December 31, 2023 include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to December 31, 2023 and hence are not comparable with those of the corresponding periods of the previous year.

The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in AS-14 “Accounting for amalgamation” ("AS-14"). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ in crore)
Assets taken over
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34

Total assets (A)	773,628.21

Liabilities, reserves and surplus taken over
Equity share warrants	265.64
Reserves and surplus	111,129.66
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33

Total Liabilities, reserves and surplus (B)	773,257.92

Net Assets C = (A-B)	370.29

Consequent upon amalgamation become effective, the authorised share capital of the Bank stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

In relation to the Scheme, the Bank had made applications to the RBI seeking certain forbearances / glidepath to commence from the effective date of the merger. The applications were submitted to the RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications. The Bank continues to engage with the RBI in this regard.

6

During the quarter and nine months ended December 31, 2023, the Bank allotted 1,06,68,696 and 4,21,95,658 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

7

During the quarter and nine months ended December 31, 2023, the Bank allotted Nil and 2,47,75,632 equity shares respectively pursuant to exercise of convertible share warrants issued by eHDFC Limited. As a consequence, the share capital and share premium of the Bank has increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively.

8

During the quarter ended December 31, 2023, the Bank has made a contingent provision of ₹ 1,219.76 crore in respect of investments in Alternate Investment Funds (AIFs) pursuant to the RBI circular dated December 19, 2023.

9	Details of loans transferred / acquired during the quarter ended December 31, 2023 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii)	Details of ratings of SRs outstanding as on December 31, 2023 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	133.55
RR1	CRISIL	100% - 150%	41.49
RR1	India Ratings	100% - 150%	110.88
RR3	India Ratings	50% - 75%	42.94
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1$	Informeric	100% - 150%	704.70
Unrated			26.28
		Total	1,060.84

$ On account of amalgamation of eHDFC Limited with the Bank

(iii)	The Bank has not acquired any stressed loan and loan not in default.

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

11

Other operating expenses include commission paid to sales agents of ₹ 1,301.84 crore (previous period: ₹ 1,181.95 crore) and ₹ 3,891.96 crore (previous period: ₹ 3,471.56 crore) for the quarter and nine months ended December 31, 2023 respectively.

12

Provision for tax during the quarter and nine months ended December 31, 2023 is net of write back of provision no longer required of ₹ 1,500.96 crore and ₹ 2,507.65 crore respectively, pursuant to favourable orders received.

13	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period's classification.

14	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: January 16, 2024	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2023

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2023
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	78008.17	75039.10	45002.11	204215.41	123205.71	170754.05
	a) Interest / discount on advances / bills	59527.32	56896.57	35850.05	156876.66	97893.79	135767.33
	b) Income on investments	16573.26	16091.81	7964.86	41542.07	22782.92	31173.30
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	471.68	489.98	265.68	1810.06	776.03	1149.25
	d) Others	1435.91	1560.74	921.52	3986.62	1752.97	2664.17
2	Other Income (a)+(b)	37007.34	32527.52	9120.73	79388.01	24301.55	33912.05
	a) Premium and other operating income from insurance business	17778.49	17285.87	—	35064.36	—	—
	b) Others	19228.85	15241.65	9120.73	44323.65	24301.55	33912.05
3	Total Income (1)+(2)	115015.51	107566.62	54122.84	283603.42	147507.26	204666.10
4	Interest Expended	43242.37	41249.91	20504.86	110447.04	55173.91	77779.94
5	Operating Expenses (i)+(ii)+(iii)	45926.13	42037.59	13437.79	103141.43	36942.66	51533.69
	i) Employees cost	7860.20	7789.05	5277.53	21600.41	14516.14	20016.85
	ii) Claims and benefits paid including other expenses pertaining to insurance business	26751.68	23713.93	—	50465.61	—	—
	iii) Other operating expenses	11314.25	10534.61	8160.26	31075.41	22426.52	31516.84
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	89168.50	83287.50	33942.65	213588.47	92116.57	129313.63
7	Operating Profit before provisions and contingencies (3)-(6)	25847.01	24279.12	20180.19	70014.95	55390.69	75352.47
8	Provisions (Other than tax) and Contingencies	4603.90	3311.74	3244.19	11207.74	10674.99	13854.08
9	Exceptional Items	—	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	21243.11	20967.38	16936.00	58807.21	44715.70	61498.39
11	Tax Expense (Refer note 7)	3525.11	3655.00	4200.57	11373.58	11201.01	15349.69
12	Net Profit from ordinary activities after tax and before minority interest (10)-(11)	17718.00	17312.38	12735.43	47433.63	33514.69	46148.70
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period before minority interest (12)-(13)	17718.00	17312.38	12735.43	47433.63	33514.69	46148.70
15	Less: Minority Interest	460.13	500.97	37.11	993.97	112.05	151.59
16	Net Profit for the period (14)-(15)	17257.87	16811.41	12698.32	46439.66	33402.64	45997.11
17	Paid up equity share capital (Face Value of ₹ 1/-each)	759.25	758.18	557.68	759.25	557.68	557.97
18	Reserves excluding revaluation reserves						288879.55
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/ - each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	22.74	22.24	22.78	67.15	60.06	82.64
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	22.65	22.12	22.68	66.81	59.80	82.27

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2023
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	14664.82	15897.67	9550.78	41100.36	24840.37	34322.91
b)	Retail Banking:	64774.11	60859.02	35301.86	168572.61	102112.63	142273.15
	(i) Digital Banking*	0.94	0.76	0.13	2.32	0.13	0.64
	(ii) Other Retail Banking	64773.17	60858.26	35301.73	168570.29	102112.50	142272.51
c)	Wholesale Banking	49743.78	47298.63	26419.27	126774.31	66739.52	94366.08
d)	Other Banking Operations	7511.34	7270.03	6567.35	21731.46	19001.56	25979.29
e)	Insurance Business**	29862.25	26013.03	—	55875.28	—	—
f)	Others^	3433.61	3147.35	2915.24	9785.59	8557.42	11865.74
g)	Unallocated	—	—	—	—	—	—
	Total	169989.91	160485.73	80754.50	423839.61	221251.50	308807.17
	Less: Inter Segment Revenue	54974.40	52919.11	26631.66	140236.19	73744.24	104141.07

	Income from Operations	115015.51	107566.62	54122.84	283603.42	147507.26	204666.10

2	Segment Results
a)	Treasury	1883.46	1823.49	774.94	5061.85	1053.37	2096.49
b)	Retail Banking:	5725.88	5938.60	4409.06	15233.54	10187.06	14163.54
	(i) Digital Banking*	(0.29)	(0.31)	(0.48)	(0.92)	(0.48)	(0.85)
	(ii) Other Retail Banking	5726.17	5938.91	4409.54	15234.46	10187.54	14164.39
c)	Wholesale Banking	9876.77	9804.85	8494.35	28529.83	25082.86	33641.99
d)	Other Banking Operations	2745.95	2774.38	2551.64	8278.22	6736.39	9684.51
e)	Insurance Business**	1361.02	640.09	—	2001.11	—	—
f)	Others^	451.43	537.26	718.37	1673.40	2165.91	3013.10
g)	Unallocated	(801.40)	(551.29)	(12.36)	(1970.74)	(509.89)	(1101.24)

	Total Profit Before Tax and Minority Interest	21243.11	20967.38	16936.00	58807.21	44715.70	61498.39

3	Segment Assets
a)	Treasury	759245.15	792493.31	657488.33	759245.15	657488.33	641108.56
b)	Retail Banking:	1362925.61	1317354.12	671266.56	1362925.61	671266.56	756068.77
	(i) Digital Banking*	54.05	46.87	23.61	54.05	23.61	40.22
	(ii) Other Retail Banking	1362871.56	1317307.25	671242.95	1362871.56	671242.95	756028.55
c)	Wholesale Banking	1260248.89	1203598.87	874941.45	1260248.89	874941.45	973689.82
d)	Other Banking Operations	91673.50	86212.61	78139.56	91673.50	78139.56	80748.69
e)	Insurance Business**	307522.13	291465.88	—	307522.13	—	—
f)	Others^	81664.70	73571.02	59780.94	81664.70	59780.94	64350.96
g)	Unallocated	18545.76	16651.27	13469.41	18545.76	13469.41	14465.63

	Total	3881825.74	3781347.08	2355086.25	3881825.74	2355086.25	2530432.43

4	Segment Liabilities
a)	Treasury	154374.88	133992.56	97749.03	154374.88	97749.03	73308.77
b)	Retail Banking:	1912201.02	1856182.50	1483709.86	1912201.02	1483709.86	1590732.52
	(i) Digital Banking*	58.12	50.01	24.20	58.12	24.20	41.66
	(ii) Other Retail Banking	1912142.90	1856132.49	1483685.66	1912142.90	1483685.66	1590690.86
c)	Wholesale Banking	950277.47	966616.53	397124.07	950277.47	397124.07	464552.76
d)	Other Banking Operations	7030.03	7451.29	6643.67	7030.03	6643.67	7018.63
e)	Insurance Business**	296060.32	280695.20	—	296060.32	—	—
f)	Others^	65080.06	58036.73	50278.44	65080.06	50278.44	54252.20
g)	Unallocated	46455.70	47037.45	42536.26	46455.70	42536.26	50269.77

	Total	3431479.48	3350012.26	2078041.33	3431479.48	2078041.33	2240134.65

5	Capital, Reserves and Minority Interest	450346.26	431334.82	277044.92	450346.26	277044.92	290297.78

6	Total (4)+(5)	3881825.74	3781347.08	2355086.25	3881825.74	2355086.25	2530432.43

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) and HDFC ERGO General Insurance Company Limited.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.12.2023	As at 31.12.2022	As at 31.03.2023
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	759.25	557.68	557.97
Reserves and Surplus	436563.21	275663.18	288879.55
Minority Interest	13023.80	824.06	860.26
Deposits	2211670.13	1732364.75	1882663.25
Borrowings	799659.85	257417.59	256548.66
Other Liabilities and Provisions	133942.12	88258.99	100922.74
Policyholders' Funds	286207.38	—	—

Total	3881825.74	2355086.25	2530432.43

ASSETS
Cash and balances with Reserve Bank of India	127903.29	94797.17	117189.28
Balances with Banks and Money at Call and Short notice	58048.84	27385.17	79958.53
Investments	962754.38	521669.39	511581.71
Advances	2521663.40	1563799.37	1661949.29
Fixed Assets	11522.36	7155.03	8282.55
Other Assets	199933.47	140131.33	151322.28
Goodwill on Consolidation	—	148.79	148.79

Total	3881825.74	2355086.25	2530432.43

2

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the 'Group') and HDB Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on January 16, 2024. The financial results for the quarter ended and nine months ended December 31, 2023 have been subjected to a "Limited Review" by the joint statutory auditors of the Bank.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 21 - Consolidated Financial Statements (“AS 21”) and Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and direction issued by the Reserve Bank of India (RBI) from time to time (“RBI Guidelines”), Insurance Regulatory and Development Authority of India (IRDAI) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 ("IRDA Guidelines") to the extent applicable for insurance entities and other accounting principles generally accepted in India and is in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The Group has applied significant accounting policies in preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2023, amended in respect of insurance entities and other subsidiaries (refer note 6) acquired as a part of amalgamation of erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”) with and into HDFC Bank Limited. Any circular / direction issued by the RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited ("eHDFC Investments") and erstwhile HDFC Holdings Limited ("eHDFC Holdings"), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the quarter and nine months ended December 31, 2023 include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to December 31, 2023 and hence are not comparable with those of the corresponding periods of the previous year.

The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in AS-14 “Accounting for amalgamation” ("AS-14"). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ in crore)
Assets taken over
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34

Total assets (A)	773,628.21

Liabilities, reserves and surplus taken over
Equity share warrants	265.64
Reserves and surplus	111,129.66
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33

Total Liabilities, reserves and surplus (B)	773,257.92

Net Assets C = (A-B)	370.29

Consequent upon amalgamation become effective, the authorised share capital of the Bank stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

In relation to the Scheme, the Bank had made applications to the RBI seeking certain forbearances / glidepath to commence from the effective date of the merger. The applications were submitted to the RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications. The Bank continues to engage with the RBI in this regard.

6	Upon scheme becoming effective from July 01, 2023, the following entities (subsidiaries of eHDFC Limited) became the subsidiaries of the Bank.

Name of the Entity	Relationship
HDFC Life Insurance Company Limited	Direct Subsidiary
HDFC International Life and Re Company Limited	Indirect Subsidiary
HDFC Pension Management Company Limited	Indirect Subsidiary
HDFC Asset Management Company Limited	Direct Subsidiary
HDFC AMC International (IFSC) Limited	Indirect Subsidiary
HDFC Ergo General Insurance Company Limited	Direct Subsidiary
HDFC Sales Private Limited	Direct Subsidiary
HDFC Capital Advisors Limited	Direct Subsidiary
HDFC Trustee Company Limited	Direct Subsidiary
HDFC Credila Financial Services Limited	Direct Subsidiary
HDFC Education and Development Services Private Limited	Direct Subsidiary
Griha Pte Limited	Direct Subsidiary
Griha Investments	Direct Subsidiary

The Bank has not consolidated, 'HDFC Credila Financial Services Limited' and 'HDFC Education and Development Services Private Limited', its wholly owned subsidiaries, as the control is intended to be temporary and these subsidiaries are held exclusively with a view to dispose off in the near future (as directed by RBI). The consolidation of the remaining subsidiaries resulted into capital reserve of ₹ 3,438.82 crore (net of goodwill of ₹ 340.18 crore).

7

Provision for tax during the quarter and nine months ended December 31, 2023 is net of write back of provision no longer required of ₹ 1,500.96 crore and ₹ 3,129.08 crore respectively, pursuant to favourable orders received by the Bank and its subsidiary.

8

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank's website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period's classification.

10	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: January 16, 2024	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2023

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2023, at its meeting held in Mumbai on Tuesday, January 16, 2024. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 113.5% to ₹ 717.7 billion for the quarter ended December 31, 2023 from ₹ 336.2 billion for the quarter ended December 31, 2022. The consolidated profit after tax for the quarter ended December 31, 2023 was ₹ 172.6 billion, up 35.9%, over the quarter ended December 31, 2022. Earnings per share for the quarter ended December 31, 2023 was ₹ 22.7 and book value per share as of December 31, 2023 was ₹ 576.0.

The consolidated profit after tax for the nine months ended December 31, 2023 was ₹ 464.4 billion, up 39.0%, over the nine months ended December 31, 2022.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2023

The Bank’s net revenue grew by 25.8% to ₹ 396.1 billion for the quarter ended December 31, 2023 from ₹ 314.9 billion for the quarter ended December 31, 2022.

Net interest income (interest earned less interest expended) for the quarter ended December 31, 2023 grew by 23.9% to ₹ 284.7 billion from ₹ 229.9 billion for the quarter ended December 31, 2022. Core net interest margin was at 3.4% on total assets, and 3.6% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended December 31, 2023 was ₹ 111.4 billion as against ₹ 85.0 billion in the corresponding quarter ended December 31, 2022. The four components of other income for the quarter ended December 31, 2023 were fees & commissions of ₹ 69.4 billion (₹ 60.5 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 12.1 billion (₹ 10.7 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 14.7 billion (gain of ₹ 2.6 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 15.2 billion (₹ 11.1 billion in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended December 31, 2023 were ₹ 159.6 billion, an increase of 28.1% over ₹ 124.6 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 40.3%.

Pre-provision operating profit (PPOP) at ₹ 236.5 billion grew by 24.3% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended December 31, 2023 were ₹ 42.2 billion as against ₹ 28.1 billion for the quarter ended December 31, 2022. Total provisions for the current quarter included contingent provisions of ₹ 12.2 billion.

The total credit cost ratio (excluding the contingent provisions mentioned above) was at 0.49%, as compared to 0.74% for the quarter ending December 31, 2022.

Profit before tax (PBT) for the quarter ended December 31, 2023 was at ₹ 194.3 billion. After providing ₹ 30.6 billion for taxation, the Bank earned a net profit of ₹ 163.7 billion, an increase of 33.5% over the quarter ended December 31, 2022.

Balance Sheet: As of December 31, 2023

Total balance sheet size as of December 31, 2023 was ₹ 34,926 billion as against ₹ 22,953 billion as of December 31, 2022.

Total Deposits were at ₹ 22,140 billion as of December 31, 2023, an increase of 27.7% over December 31, 2022. CASA deposits grew by 9.5% with savings account deposits at ₹ 5,799 billion and current account deposits at ₹ 2,558 billion. Time deposits were at ₹ 13,783 billion, an increase of 42.1% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 37.7% of total deposits as of December 31, 2023.

Gross advances were at ₹ 24,693 billion as of December 31, 2023, an increase of 62.4% over December 31, 2022. Grossing up for transfers through inter-bank participation certificates and bills rediscounted, advances grew by 60.7% over December 31, 2022. Domestic retail loans grew by 111.1%, commercial and rural banking loans grew by 31.4% and corporate and other wholesale loans (excluding non-individual loans of eHDFC Ltd of approximately ₹ 989 billion) grew by 11.2%. Overseas advances constituted 1.7% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Nine months ended December 31, 2023

For the nine months ended December 31, 2023, the Bank earned a total income of ₹ 2,179.4 billion as against ₹ 1,389.5 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2023 were ₹ 1,105.3 billion, as against ₹ 860.0 billion for the nine months ended December 31, 2022. Profit after tax for the nine months ended December 31, 2023 was ₹ 443.0 billion, up by 38.2% over the corresponding nine months ended December 31, 2022.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.4% as on December 31, 2023 (19.4% as on December 31, 2022) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 16.8% and Common Equity Tier 1 Capital ratio was at 16.3% as of December 31, 2023. Risk-weighted Assets were at ₹ 23,865 billion.

NETWORK

As of December 31, 2023, the Bank’s distribution network was at 8,091 branches and 20,688 ATMs across 3,872 cities / towns as against 7,183 branches and 19,007 ATMs across 3,552 cities / towns as of December 31, 2022. 52% of our branches are in semi-urban and rural areas. In addition, we have 15,053 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,08,066 as of December 31, 2023 (as against 1,66,890 as of December 31, 2022).

ASSET QUALITY

Gross non-performing assets were at 1.26% of gross advances as on December 31, 2023, as against 1.34% as on September 30, 2023, and 1.23% as on December 31, 2022. Net non-performing assets were at 0.31% of net advances as on December 31, 2023.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP, while others do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting.

HDB Financial Services Ltd (HDBFSL), in which the Bank holds an 94.7% stake, is a non-deposit taking NBFC offering wide a range of loans and asset finance products. For the quarter ended December 31, 2023, HDBFSL’s net revenue was at ₹ 23.5 billion as against ₹ 22.3 billion for the quarter ended December 31, 2022, a growth of 5.0%. Profit after tax for the quarter ended December 31, 2023 was ₹ 6.4 billion compared to ₹ 5.0 billion for the quarter ended December 31, 2022, a growth of 27.1%. Profit after tax for the nine months ended December 31, 2023 was ₹ 18.0 billion compared to ₹ 14.1 billion for the nine months ended December 31, 2022. The total loan book was ₹ 840 billion as on December 31, 2023 compared to ₹ 651 billion as on December 31, 2022, a growth of 29.0%. Stage 3 loans were at 2.25% of gross loans. As on December 31, 2023, total CAR was at 18.0% with Tier-I CAR at 14.5%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.4% stake, is a leading, long-term life insurance solutions provider in India. For the quarter ended December 31, 2023, HDFC Life’s total premium income was at ₹ 155.3 billion as against ₹ 145.8 billion for the quarter ended December 31, 2022, a growth of 6.5%. Profit after tax for the quarter ended December 31, 2023 was ₹ 3.7 billion compared to ₹ 3.2 billion for the quarter ended December 31, 2022, a growth of 15.8%. Profit after tax for the nine months ended December 31, 2023 was ₹ 11.6 billion compared to ₹ 10.0 billion for the nine months ended December 31, 2022.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.5% stake, offers a complete range of general insurance products. For the quarter ended December 31, 2023, premium earned (net) by HDFC ERGO was at ₹ 25.6 billion as against ₹ 21.1 billion for the quarter ended December 31, 2022, a growth of 21.4%. Profit after tax for the quarter ended December 31, 2023 was ₹ 1.3 billion, up 6.2%, over the quarter ended December 31, 2022. Profit after tax for the nine months ended December 31, 2023 was ₹ 5.7 billion compared to ₹ 4.5 billion for the nine months ended December 31, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.6% stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India and offers a comprehensive suite of savings and investment products. For the quarter ended December 31, 2023, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 5,515 billion, a growth of 24.0% over the quarter ended December 31, 2022. Profit after tax for the quarter ended December 31, 2023 was ₹ 4.9 billion compared to ₹ 3.7 billion for the quarter ended December 31, 2022, a growth of 32.6%. Profit after tax for the nine months ended December 31, 2023 was ₹ 14.0 billion compared to ₹ 10.5 billion for the nine months ended December 31, 2022.

HDFC Securities Ltd (HSL), in which the Bank holds a 95.4% stake, is amongst the leading broking firms in India. For the quarter ended December 31, 2023, HSL’s total revenue was ₹ 7.0 billion, as against ₹ 5.0 billion for the quarter ended December 31, 2022. Profit after tax for the quarter was at ₹ 2.3 billion, as against ₹ 2.0 billion for the quarter ended December 31, 2022. Profit after tax for the nine months ended December 31, 2023 was ₹ 6.3 billion compared to ₹ 5.8 billion for the nine months ended December 31, 2022.

Note:

The figures for the period ended December 31, 2023 include the operations of erstwhile HDFC Ltd which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com